EXHIBIT 99.2

SEABRIDGE GOLD INC.
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
As at September 30, 2009
and for the Three and Nine Month Periods Ended September 30, 2009 and 2008 (unaudited)

Seabridge Gold Inc. (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).  The interim unaudited consolidated financial statements of the Company as at September 30, 2009 and for the three month and nine month periods ended September 30, 2009 and 2008 have been prepared in accordance with Canadian GAAP for interim financial reporting.  Such principles differ in certain respects from US GAAP.  The effects of these differences on the Company’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2009 and 2008 are provided in the following Canadian GAAP to US GAAP reconciliations which should be read in conjunction with the Company’s unaudited interim consolidated financial statements.

The following information is presented in Canadian dollars.

Consolidated Statements of Operations

(in 000’s except per share amounts)
(unaudited)
	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2009	2008	2009	2008
	$	$	$	$
Net loss for period reported under Canadian GAAP	(1,135)	(895)	(3,410)	(3,106)
Exploration expensed (Note 1(a))	(10,093)	(6,933)	(16,055)	(11,159)
Net loss, US GAAP	(11,228)	(7,828)	(19,465)	(14,265)

Basic and diluted net loss per share	(0.30)	(0.21)	(0.52)	(0.38)

Consolidated Statements of Comprehensive Loss

(in 000’s)
(unaudited)
	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2009	2008	2009	2008
	$	$	$	$
Net loss, US GAAP	(11,228)	(7,828)	(19,465)	(14,265)
Other comprehensive (loss) income
Reclassification for losses in net loss for period	33	-	82	-
Unrecognized gains and losses on financial assets	(103)	66	(274)	146
Comprehensive loss, US GAAP	(11,298)	(7,762)	(19,657)	(14,119)

Consolidated Statements of Shareholders’ Equity

(in 000’s)	Sept. 30, 2009	Dec. 31, 2008
(unaudited)	$	$
Shareholders’ equity reported under Canadian GAAP	100,429	99,108
Impact on shareholders’ equity of US GAAP adjustments:
Accumulated exploration expensed (Note 1(a))	(60,878)	(44,823)
Shareholders’ equity, US GAAP	39,551	54,285

Consolidated Statements of Cash Flows

Cash flows from (used in) operating activities, investing activities and financing activities would be presented as follows on a US GAAP basis:

(in 000’s)
(unaudited)
	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2009	2008	2009	2008
	$	$	$	$
Operating activities	(11,178)	(7,900)	(24,201)	(13,169)
Investing activities	10,292	(27)	15,465	10,465
Financing activities	440	16	966	384
Net cash provided	(446)	(7,911)	(7,770)	(2,320)
Cash and cash equivalents, beginning of the period under US GAAP	775	19,071	8,099	13,480
Cash and cash equivalents, end of the period under US GAAP	329	11,160	329	11,160

Consolidated Balance Sheet

September 30, 2009		US GAAP
(in 000’s)	Cdn GAAP	Adjustments	US GAAP
(unaudited)	$	$	$
ASSETS
Current Assets
Cash and cash equivalents	329		329
Short-term deposits	13,731		13,731
Amounts receivable and prepaid expenses	589		589
Marketable securities	726		726
	15,375	-	15,375

Mineral Interests (Note 1(a))	88,000	(60,878)	27,122

Reclamation Deposits	1,551		1,551

Property and Equipment	95		95
	105,021	(60,878)	44,143

LIABILITIES
Current liabilities
Accounts payable and accruals	2,464		2,464

Provision for Reclamation Liabilities	2,128		2,128
	4,592	-	4,592

SHAREHOLDERS’ EQUITY
Share Capital (Note 1(b))	114,027	(1,114)	112,913
Stock Options	6,661		6,661
Contributed Surplus	126		126
Deficit (Notes 1(a),(b))	(20,472)	(59,764)	(80,236)
Accumulated Other Comprehensive Loss	87		87
	100,429	(60,878)	39,551
	105,021	(60,878)	44,143

December 31, 2008		US GAAP
(in 000’s)	Cdn GAAP	Adjustments	US GAAP
(unaudited)	$	$	$
ASSETS
Current Assets
Cash and cash equivalents	8,099		8,099
Short-term deposits	30,895		30,895
Amounts receivable and prepaid expenses	238		238
Marketable securities	91		91
	39,323	-	39,323

Mineral Interests (Note 1(a))	69,029	(44,823)	24,206

Reclamation Deposits	1,325		1,325

Property and Equipment	125		125
	109,802	(44,823)	64,979

LIABILITIES
Current liabilities
Accounts payable and accruals	3,369		3,369
Income taxes payable	5,326		5,326
	8,695	-	8,695

Provision for Reclamation Liabilities	1,999		1,999
	10,694	-	10,694

SHAREHOLDERS’ EQUITY
Share Capital (Note 1(b))	110,221	(1,114)	109,107
Stock Options	6,034		6,034
Contributed Surplus	19		19
Deficit (Notes 1(a),(b))	(17,061)	(43,709)	(60,770)
Accumulated Other Comprehensive Loss	(105)		(105)
	99,108	(44,823)	54,285
	109,802	(44,823)	64,979

Notes to US GAAP Reconciliation

1.	Reconciling Items:

a)  Mineral interests
Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

Under United States GAAP, through to March 31, 2004, costs associated with owned mineral claims and mining leases were classified as definite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established ranging from four to eleven years.  Effective April 1, 2004, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and stopped amortizing them.  This change was accounted for prospectively.  These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable.  Under Canadian GAAP the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

Under United States GAAP, costs associated with options to acquire mineral claims and mining leases are regarded as having a finite life expiring over the term of the option agreement and are not a component of the acquisition cost.  Under Canadian GAAP the option payments are regarded as part of the acquisition cost and are deferred until the option is exercised when they are reclassified depending on the ownership position acquired or charged to operations if the option is not exercised.

Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves must be expensed as incurred.  Under Canadian GAAP these costs may be deferred.

b)  Flow-through shares
Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares.  The shareholders’ equity is reduced and a liability is recognized for this difference which amounted to $393,250 for the flow-through shares issued in 2006 (2005 - $421,800).  The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

2.	Stock-based Compensation

Total stock-based compensation expense was $414,000 and $1,130,000 for the three and nine month periods ended September 30, 2009 ($358,000 and $1,661,000 for the three and nine month periods ended September 30, 2008).

As at September 30, 2009, there was $654,000 of calculated unrecognized compensation costs related to non-vested stock options.  The Company expects to recognize this expense over a weighted average period of 1.8 years.  In addition, as at September 30, 2009, there were 515,000 options granted which vesting was subject to the Company entering into a significant transaction involving either its interest in the Courageous Lake project or the KSM project or the acquisition of a majority interest in the Company.  No value has been placed on these options as the vesting provisions have not been met. The expiry date of these options is December 5, 2013.

The weighted average remaining contractual life of all options outstanding was 2.6 years and for the vested options was 1.5 years.

3.	Accounts Payable and Accrued Liabilities

Accounts payable and accruals on the Company’s balance sheets consist of the following:

(in 000’s)	Sept. 30, 2009	Dec. 31, 2008
	$	$
Trade payables	1,981	3,008
Accrued liabilities	483	361
	2,464	3,369

4.	Recent United States Accounting Pronouncements

        a)  Fair value measurement disclosures

In 2008, the Company adopted ASC Subtopic 820-10 (formerly SFAS 157) for financial assets and liabilities that are measured at fair value on a recurring basis.  ASC Subtopic 820-10 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements.  The primary assets and liabilities affected were available-for-sale securities. The adoption of ASC Subtopic 820-10 did not change the valuation techniques that the Company uses to value these assets and liabilities.

The fair value hierarchy established by ASC Subtopic 820-10 establishes three levels to classify the inputs to valuation techniques used to measure fair value.   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts) or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets measured at fair value on recurring basis as at September 30, 2009 include the following:

(in 000’s)	Level 1	Level 2	Level 3	Aggregate Fair Value
	$	$	$	$
Financial Assets
Available-for-sale
Marketable equity securities	726	-	-	726

The valuation technique that is used to measure fair value is as follows:

Available-for-sale securities:

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by ASC Subtopic 820-10.

The Company adopted the provisions of ASC Topic 820-10 relating to non-financial assets and liabilities on January 1, 2009.  The adoption of these provisions had no effect on the Company’s consolidated financial statements.

b)  Disclosures about derivative instruments and hedging activities
In March 2008, the FASB issued FASB Statement No. 161,  Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133 (“FAS 161”) which was primarily codification of ASC Topic 815 requires entities to provide enhanced disclosures about (a) how and why the entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect the entity’s financial position, financial performance and cash flows.  The amendments to ASC Topic 815 are effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The adoption of the amendments had no effect on the Company’s consolidated financial statements.

c)  Business combinations
In December 2007, the FASB issued FAS Statement No. 141(R), Business Combinations (“FAS 141(R)”) which replaces FAS 141, which was primarily codified in ASC Topic 805.  FAS 141(R) replaces FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008.  Under FAS 141(R) business acquisitions are accounted for under the “acquisition method” compared to the “purchase method” mandated by FAS 141.

The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition related costs of the acquirer, including investment banking fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under FAS 141 these costs are capitalized  as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest is recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded as its share of carrying value of net assets acquired with no goodwill being allocated.   The adoption of FAS 141(R) had no effect on the Company’s consolidated financial statements.

d)  Non-controlling interests in consolidated financial statements
On January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements.